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FOR IMMEDIATE RELEASE                                               Exhibit 99.2

Contact:
Kevin McGrath                                          Barry Sloane
Cameron Associates, Inc.                               Newtek Capital, Inc.
212-245-8800                                           Chairman of the Board &
CEO
kevin@cameronassoc.com                                 212-826-9022
                                                       bsloane@newtekcapital.com

     Group Management Technologies Secures $2.7 Million from Newtek Capital

New York, N.Y., May 22, 2001 - Newtek Capital, Inc. (AMEX: NKC), a specialist in acquiring, developing and operating early stage high growth businesses, announced today the acquisition of a controlling stake in Group Management Technologies, LLC ("GMT"), a business which provides high quality and cost-effective solutions to support or complete a company's financial, operational and management systems and requirements.

GMT's services include management and outsourcing consulting as well as customized services in corporate finance, back-office operations and systems processing. GMT, headquartered in West Palm Beach, Florida, currently provides these services for seven of Newtek's partner companies as well as nine non-affiliated clients. The investment was made through Newtek's Florida certified capital company ("CAPCO").

The funding by Newtek is expected to support the expansion of GMT's marketing programs, corporate infrastructure and the hiring of key employees. Newtek received a 50% ownership interest along with 2 of 4 board seats for its investment. Brian Wasserman, Chief Financial Officer of Newtek Capital and a board member of GMT, commented: "We believe the acquisition of GMT will greatly increase the efficiency of Newtek's partner companies by establishing uniform reporting systems across the partner companies while enhancing our ability to track their performance on a monthly basis. GMT is core to our ability to monitor investments and help entrepreneurs manage their own businesses. GMT gives us the capability to monitor accounts payable, cash positions, payroll, capital expenditures, accounts receivables and other income and expense line items on a real time basis."

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 25 companies, 11 majority-owned or primarily controlled partner companies and investments in 14 other businesses. It operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.